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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of August 2007


                        Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                (Translation of registrant's name into English)

        17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Indicate by check mark whether the  registrant by furnishing  the  information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.


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Information furnished on this form:

Announcement, dated August 2, 2007, by the registrant regarding the successful launches of two competing PRC satellites and its potential impact on the registrant's business;

Announcement, dated August 22, 2007, by the registrant regarding the adoption of the Share Award Scheme by the registrant; and

Announcement, dated August 23, 2007, of the unaudited interim consolidated financial results of the registrant for the six months ended 30 June 2007.


                                    EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

      1.1           Announcement,   dated  August  2,  2007,   by  the       5
                    registrant regarding the successful launches of two competing PRC satellites and its potential impact on the registrant's business

      1.2           Announcement,   dated  August  22,  2007,  by  the       8
                    registrant  regarding  the  adoption  of the Share
                    Award Scheme by the registrant

      1.3           Announcement,   dated  August  23,  2007,  of  the      14
                    unaudited interim  consolidated  financial results
                    of the registrant for the six months ended 30 June
                    2007










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                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ASIA SATELLITE TELECOMMUNICATIONS
                                               HOLDINGS LIMITED
                                                 (Registrant)


Date:  August 23, 2007                 By: /s/ Peter Jackson
                                           --------------------------
                                           Peter Jackson
                                           Chief Executive Officer